UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                           RADISYS CORPORATION (RSYS)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    750459109
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          727,510 Common shares (3.3%)
                    ------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY        ------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               727,510
      WITH         -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 727,510; for all reporting persons as a group, 4,417,163 shares (19.9%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          801,176 common shares (3.6%)
                    ------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY        ------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               801,176
      WITH         -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 801,176 shares; for all reporting persons as a group, 4,417,163 shares (19.9%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          2,742,682 common shares (12.4%)
                    ------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY        ------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               2,742,682
      WITH         -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 2,742,682 shares; for all reporting persons as a group, 4,417,163 shares (19.9%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          145,795 common shares (0.7%)
                    ------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY        ------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               145,795
      WITH         -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 145,795 shares; for all reporting persons as a group, 4,417,163 shares (19.9%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          0
                    ------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            4,417,163 shares (19.9%)
    OWNED BY        ------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               0
      WITH         -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          4,417,163 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 4,417,163; for all reporting persons as a group, 4,417,163 shares (19.9 %)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          0
                    ------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            801,176 common shares (3.6%)
    OWNED BY        ------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               0
      WITH         -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          801,176 common shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 801,176 shares; for all reporting persons as a group, 4,417,163 shares (19.9%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

      This Amendment No. 7 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 3. Source and Amount of Funds or Other Consideration

      The source of funds for purchases of Shares by the Reporting Persons is the working capital of the Fund. The total amount of funds used by the Reporting Persons to pay for the purchases of Shares reported in Item 5(c) was $11,184,838.91.

Item 4. Purpose of Transaction

      The Reporting Persons hold their Shares for investment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation although they have no present intention of acquiring Shares that would increase their aggregate ownership to 20% or above, and to discuss the company and their investment in it with the directors and executive officers of the company and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5.  Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 4,417,163 common shares, constituting approximately 19.9% of the outstanding shares.

      (c) During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:

Fund                          Transaction Date     Shares Bought       Price
----                          ----------------     -------------       -----
D3 Family Fund, LP                 02/06/2008            151,675       10.83
DIII Offshore Fund, LP             02/06/2008            131,519       10.83
D3 Family Bulldog Fund, LP         02/06/2008            598,380       10.83
D3 Family Canadian Fund, LP        02/06/2008             33,426       10.83
D3 Family Bulldog Fund, LP         01/15/2008                701       12.25
D3 Family Bulldog Fund, LP         01/11/2008                600       12.20
D3 Family Bulldog Fund, LP         01/08/2008              3,300       12.94
D3 Family Bulldog Fund, LP         01/07/2008             12,180       12.98
D3 Family Bulldog Fund, LP         01/04/2008             10,000       12.96
D3 Family Canadian Fund, LP        01/04/2008              1,000       12.96
D3 Family Bulldog Fund, LP         01/03/2008             17,000       13.06
D3 Family Canadian Fund, LP        01/03/2008              1,207       13.06
D3 Family Bulldog Fund, LP         01/02/2008              1,300       13.10
D3 Family Canadian Fund, LP        01/02/2008                200       13.10
D3 Family Bulldog Fund, LP         12/31/2007             18,000       13.30
D3 Family Canadian Fund, LP        12/31/2007                398       13.30
D3 Family Bulldog Fund, LP         12/28/2007             19,000       13.29
D3 Family Canadian Fund, LP        12/28/2007             10,933       13.29

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                   D3 Family Fund, L.P., D3 Family Bulldog
                                   Fund, L.P., and D3 Family Canadian Fund, L.P.

                                   By: Nierenberg Investment Management
                                        Company, Inc.

                                   Its: General Partner


February 8, 2008                   By: /s/ David Nierenberg
-----------------                      -----------------------------------------
                                       David Nierenberg, President


                                   DIII Offshore Fund, L.P.

                                   By: Nierenberg Investment Management
                                        Offshore, Inc.

                                   Its: General Partner

February 8, 2008                   By: /s/ David Nierenberg
-----------------                      -----------------------------------------
                                       David Nierenberg, President


                                   Nierenberg Investment Management
                                        Company, Inc.

February 8, 2008                   By: /s/ David Nierenberg
-----------------                      -----------------------------------------
                                       David Nierenberg, President


                                   Nierenberg Investment Management
                                        Offshore, Inc.

February 8, 2008                   By: /s/ David Nierenberg
-----------------                      -----------------------------------------
                                       David Nierenberg, President